Exhibit 99.1

1200, 520 - 5th Avenue S.W., Calgary, AB T2P 3R7 Phone: (403) 261-4811 · Fax (403) 261-4818 Website: www.lukeenergy.com

PRESS RELEASE

For Immediate Release
December 21, 2004

CLOSING OF $2.5 MILLION PRIVATE PLACEMENT

Calgary, Alberta: Luke Energy Ltd. announces that it has completed its previously announced Private Placement of 806,452 common shares on a "flow through" basis at $3.10 per share for gross proceeds of $2.5 million. Management and directors subscribed for approximately 13% of the issue. The funds will supplement existing capital for a planned increase in drilling activity over the coming winter drilling season.

Luke Energy is an emerging western Canadian oil and gas company which trades on the Toronto Stock Exchange under the symbol LKE. Upon completion of the Private Placement, Luke Energy has approximately 37 million common shares outstanding. At December 31, 2004 the Company will have estimated working capital of $18.5 million and no debt. Current production is 1,000 boepd (85% gas). The Company will have an active drilling program of 40 wells in 2005 with over 60% to be drilled during the first quarter.

Information Contact:	Harold Pedersen, President & CEO
Phone: (403) 261-4811 Website: www.lukeenergy.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.